Adopted Effective as of April 27, 2023
WINTRUST FINANCIAL CORPORATION
INSIDER TRADING AND CONFIDENTIALITY POLICY

This Policy confirms procedures which employees and directors of Wintrust Financial Corporation (“WTFC”) and any of its subsidiaries (collectively, “Wintrust” or the “Company”) must follow, as well as additional procedures that are applicable to Insiders (as defined below).

1.Prohibition Against Trading on Material Nonpublic Information

During the course of your service at Wintrust, you may become aware of material nonpublic information. It is difficult to describe exhaustively what constitutes “material” information, but you should assume that any information, positive or negative, which might be of significance to an investor, as part of the total mix of available information, in determining whether to purchase, sell or hold WTFC stock would be material. Information may be significant for this purpose even if it would not alone determine the investor’s decision. Examples include:
•internal financial information which departs significantly from what the market would reasonably expect
•significant changes in sales, earnings or dividends
•an important financing transaction
•stock splits or other transactions relating to WTFC stock
•mergers, tender offers or significant acquisitions of other companies, or major purchases or sales of assets
•senior management changes
•sales or purchases by WTFC of its own securities
•major litigation
•major transactions with other companies, such as joint ventures or licensing agreements
•a major cybersecurity incident

Note that this list is merely illustrative and not exhaustive.

“Nonpublic” information is any information which has not yet been disclosed generally to the marketplace. Information received about a company under circumstances which indicate that it is not yet in general circulation should be considered nonpublic. As a rule, you should be able to point to some fact to show that the information is generally available; for example, issuance of a press release by Wintrust or announcement of the information in The Wall Street Journal or other news publication. Even after Wintrust has released information to the press or the information has been reported, at least one full Trading Day must elapse before you trade in Wintrust stock. For the purposes of this policy, a “Trading Day” shall mean any day on which the Nasdaq Stock Market is open for trading. For example, if Wintrust issues a press release containing material information at 6:00 p.m. on a Tuesday, and the Nasdaq Stock Market is open for trading on Wednesday, persons subject to this policy shall not be permitted to trade in WTFC stock until Thursday when the market opens. If Wintrust issues a press release containing material information at 6:00 p.m. on a Friday, and the Nasdaq Stock Market is open for trading on Monday, persons subject to this policy shall not be permitted to trade in WTFC stock until Tuesday when the market opens.

If you are aware of material nonpublic information regarding Wintrust you are prohibited from trading in WTFC stock, unless such trade is made pursuant to a properly qualified, adopted

Adopted Effective as of April 27, 2023
and submitted Rule 10b5-1 trading plan. Rule 10b5-1 trading plans are discussed in Section 2 of this Policy. You also are prohibited from giving “tips” on material nonpublic information, which is directly or indirectly disclosing such information to any other person, including family members and relatives, so that they may trade in WTFC stock. Furthermore, if you learn material nonpublic information about another company with which Wintrust does business, such as a supplier, customer or joint venture partner, or you learn that Wintrust is planning a major transaction with another company (such as an acquisition), you must not trade in the securities of the other company until such information has been made public for at least one full Trading Day. Additionally, the restrictions in this policy related to trading, pre-clearance procedures, and reporting requirements apply to gifts of WTFC stock and references to “trading” or “trades” in this policy should be understood to include gifts.

The policy against trading securities when in possession of material nonpublic information applies to all employees and directors of Wintrust as well as to family members who share their households. It also applies to former employees and directors and to family members who share their households.

2.Rule 10b5-1 Trading Plans

Rule 10b5-1 under the Securities Exchange Act of 1934 provides an affirmative defense against a claim of insider trading if an insider’s trades are made pursuant to a written plan that was adopted in good faith at a time when the insider was not aware of material nonpublic information and that plan meets other applicable requirements. It is the Company’s policy that employees and directors may make trades pursuant to a Rule 10b5-1 plan provided that (i) such plan meets the requirements of Rule 10b5-1, (ii) such plan was adopted at a time when the employee or director would otherwise have been able to trade under Section 5 of this policy and (iii) adoption of the plan was expressly authorized by the Company’s General Counsel. A request for authorization of a Rule 10b5-1 plan should be submitted to the General Counsel at least 48 hours in advance of the intended effective date of the plan. Authorization may be granted or denied in the sole discretion of the General Counsel. Although the General Counsel will review all Rule 10b5-1 plans in connection with the pre-approval, compliance of a Rule 10b5-1 plan with the terms of Rule 10b5-1 and the execution of transactions pursuant to such plan are the sole responsibility of the individuals initiating such plan.

Any modification of a Rule 10b5-1 plan constitutes the adoption of a new plan for purposes of this policy. A modified plan must meet the Rule 10b5-1 requirements of a newly adopted plan, as if adopted on the date of modification.

Individuals should enter into a Rule 10b5-1 plan with the expectation that it will not be terminated prior to its stated term. Written consent of General Counsel is required to terminate a Rule 10b5-1 plan before its term expires. An individual who terminates a Rule 10b5-1 plan will be subject to Rule 10b5-1 limitations before entering into a new trading plan, and any such termination by WTFC directors and Executive Officers will be disclosed as required by the Securities and Exchange Commission.

Note that trades made pursuant to Rule 10b5-1 plans by WTFC Executive Officers and WTFC directors must still be reported to Wintrust’s General Counsel pursuant to the second paragraph of Section 6 below.

Adopted Effective as of April 27, 2023
3.Hedging Transactions; Short Selling

Hedging transactions may insulate you from upside or downside price movement in WTFC stock which can result in the perception that you no longer have the same interests as the Company’s other stockholders. Accordingly, you and your family members who share your household are prohibited from trading in options or selling short WTFC securities or engaging in hedging or offsetting transactions regarding WTFC securities, including the use of puts, calls, swaps, collars or other derivative securities designed to or that may be reasonably be expected to have the effect of hedging or offsetting a decrease in the market value of any WTFC securities.

4.Confidentiality

Serious problems could be caused for Wintrust and you by unauthorized disclosure of internal information about Wintrust, whether or not for the purpose of facilitating improper trading in WTFC securities. Therefore, Wintrust personnel should not discuss internal matters or developments with anyone outside of Wintrust, except as required in the performance of regular job requirements.

This prohibition applies specifically (but not exclusively) to inquiries about Wintrust which may be made by customers (except for ordinary-course customer-sales representative discourse), the press, investment analysts or others in the financial community. It is important that all such communications on behalf of Wintrust be made in accordance with existing policies and procedures for external communications. Accordingly, unless you are expressly authorized to the contrary, if you receive any inquiries of this nature, you should decline comment and refer the inquiry to the WTFC Chief Executive Officer, Chief Operating Officer or General Counsel.

5.Permitted Trading Periods for Non-Rule 10b5-1 Trades by Insiders

WTFC Executive Officers (as defined in Section 6), members of the Company’s Operating Committee and Bank Operating Committee (including members of those committees who are officers of WTFC subsidiaries) and WTFC directors, and each of the foregoing’s family members who share their households (collectively, “Insiders”), may only trade WTFC securities during the period commencing one (1) full Trading Day following a release of quarterly results, and ending on the date that is fifteen (15) Trading Days prior to the end of the quarter immediately following the quarter for which earnings were released (the “Trading Window”). Nonetheless, as mentioned above, no trade of WTFC securities may be made during these periods if the person covered by this policy possesses material nonpublic information which has not been disseminated in the public market for at least one (1) full Trading Day.

From time to time, upon prior notice to the persons affected, WTFC may impose event- specific special blackout periods during which certain Insiders are prohibited from trading in WTFC securities. If an Insider becomes subject to a special blackout period, such Insider should not inform any other person of the restriction.

The trading restrictions set forth in this Section 5 do not apply to any trades made pursuant to properly qualified, adopted and submitted Rule 10b5-1 trading plans.

Adopted Effective as of April 27, 2023
6.Preclearance; Reporting Trades

In addition to complying with the prohibition on trading during scheduled and event- specific special blackout periods, Insiders must first obtain pre-clearance from the Company’s General Counsel before engaging in any transaction in WTFC securities. A request for pre- clearance should be submitted to the General Counsel at least 48 hours in advance of the proposed transaction. Pre-clearance may be granted or denied in the sole discretion of the General Counsel. If a proposed transaction receives pre-clearance, the pre-cleared trade must be effected within 48 hours of receipt of pre-clearance. If the person becomes aware of material nonpublic information before the trade is executed, the pre-clearance is void and the trade must not be completed. Transactions not effected within the time limit become subject to pre-clearance again. If a person seeks pre-clearance and permission to engage in the transaction is denied, then he or she should refrain from initiating any transaction in WTFC securities, and should not inform any other person of the restriction.

We require that all WTFC directors and all WTFC executive officers listed in our most recent proxy statement (or otherwise designated as a Section 16 officer by the WTFC Board of Directors) (“WTFC Executive Officers”) submit to the Company’s General Counsel a copy of any trade order or confirmation relating to the purchase, sale or gift of WTFC securities within one business day of any such transaction. This information is necessary to enable us to monitor trading by WTFC Executive Officers and WTFC directors and ensure that all such trades are properly reported. Your adherence to this policy is vital to your protection as well as Wintrust’s.

7.Margin Accounts and Pledging

Securities held in a margin account or pledged as collateral for a loan may be sold without your consent by the broker if you fail to meet a margin call or by the lender in foreclosure if you default on the loan. A margin or foreclosure sale that occurs when you are aware of material nonpublic information may, under some circumstances, result in unlawful insider trading. Because of this danger, Insiders may not hold WTFC securities in a margin account nor pledge WTFC securities as collateral for a loan

8.Duration of Policy’s Applicability

If you are in possession of inside information when your relationship with the Company concludes, you may not trade in WTFC stock until the information has been publicly disseminated or is no longer material. In all other respects, this policy will cease to apply upon the expiration of any applicable blackout period in effect at the time your service as a director or your employment ends.

Adopted Effective as of April 27, 2023
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THESE ARE VERY SERIOUS MATTERS. INSIDER TRADING IS ILLEGAL AND CAN RESULT IN JAIL SENTENCES AS WELL AS CIVIL PENALTIES, INCLUDING TRIPLE DAMAGES. EMPLOYEES WHO VIOLATE THIS POLICY MAY BE SUBJECT TO DISCIPLINARY ACTION BY THE COMPANY, INCLUDING DISMISSAL FOR CAUSE. IF YOU HAVE ANY QUESTION OR DOUBT ABOUT THE APPLICABILITY OR INTERPRETATION OF THIS POLICY OR THE PROPRIETY OF ANY DESIRED ACTION, PLEASE SEEK CLARIFICATION FROM OUR GENERAL COUNSEL. DO NOT TRY TO RESOLVE UNCERTAINTIES ON YOUR OWN.

ACKNOWLEDGMENT

The undersigned acknowledges that he/she has read this Insider Trading and Confidentiality Policy and agrees to comply with the restrictions and procedures contained herein.
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